VF 7-30-04

7/30

04015546

RECD S.E.C.
JUL 30 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 44811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Califonia Network Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12220 El Camino Real, Suite 400
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank A. Gifilisco 858-456-1062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North Suite 500 San Diego CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

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OATH OR AFFIRMATION

I, Frank A. Gibilisco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of California NetWork Capital, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FG Partners LP

ELIZABETH S. NORFLEET
Comm. # 1312179
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Aug. 2, 2005

Signature

President
Title

Elizabeth S Norfleet
Notary Public

ELIZABETH S. NORFLEET
Comm. # 1312179
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Aug. 2, 2005

This report ** contains (check all applicable boxes):

- (X) Facing Page.
- (X) Statement of Financial Condition.
- (X) Statement of Income (Loss).
- (X) Statement of Changes in Financial Condition.
- (X) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) Computation of Net Capital.
- (X) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (X) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (X) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (X) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- (X) Independent Auditors Report on Internal Accounting Control

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA NETWORK CAPITAL, INC.

TABLE OF CONTENTS

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PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors'

The Board of Directors and Stockholders
California Network Capital, Inc.

We have audited the accompanying statement of financial condition of California Network Capital, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of California Network Capital, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information on schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 6, 2004

PKF
Certified Public Accountants
A Professional Corporation

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CALIFORNIA NETWORK CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents (Note 1)	$ 56,906	$ 98,108
Commissions receivable	23,163	53,759
Property and equipment, net	1,632,632	98,229
Securities	36,050	36,050
Deposits and other	2,603	14,742
Total assets	$ 1,751,354	$ 300,888

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Liabilities:		
Accounts payable and accrued liabilities	$ 7,558	$ 59,740
Total liabilities	7,558	59,740
Commitment and contingencies (Note 5)		
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized; 1,000 shares issued and outstanding	110,000	110,000
Additional paid-in capital	2,570,921	727,171
Accumulated deficit	(937,125)	(596,023)
Total stockholder's equity	1,743,796	241,148
Total liabilities and stockholder's equity	$ 1,751,354	$ 300,888

The accompanying notes are an integral part of the financial statements.

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CALIFORNIA NETWORK CAPITAL, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Listed and OTC commissions	$ 2,494,969	$ 5,728,388
Interest	1,484	9,539
Total revenues	2,496,453	5,737,927
Expenses:		
Clearing charges and other direct costs of revenue	635,947	2,089,185
Salaries and wages	345,373	865,590
Retirement plan expense	1,929	–
Rent	73,321	112,154
Travel and entertainment	575,479	89,011
Professional services	60,836	82,210
Payroll taxes	26,124	35,201
Office expense	27,604	25,827
Accounting and auditing	11,690	24,111
Computer	15,961	23,979
Depreciation	278,202	19,983
Telephone	12,916	18,596
Other operating expenses	7,366	10,573
Utilities	9,902	9,741
Maintenance and repairs	5,815	7,841
Parking fees	3,000	6,605
Loss on disposal of assets	53,858	–
Total expenses	2,145,323	3,420,607
Income before income tax expense	351,130	2,317,320
Income tax expense (Note 4)	(7,200)	(36,000)
Net income	$ 343,930	$ 2,281,320

The accompanying notes are an integral part of the financial statements.

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CALIFORNIA NETWORK CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2003 and 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2001	1,000	$ 110,000	$ 727,171	$ (554,636)	$ 282,535
Stockholder distributions	–	–	–	(2,322,707)	(2,322,707)
Net income	–	–	–	2,281,320	2,281,320
Balance at December 31, 2002	1,000	110,000	727,171	(596,023)	241,148
Stockholder contributions	–	–	1,843,750	–	1,843,750
Stockholder distributions	–	–	–	(685,032)	(685,032)
Net income	–	–	–	343,930	343,930
Balance at December 31, 2003	1,000	$ 110,000	$ 2,570,921	$ (937,125)	$ 1,743,796

The accompanying notes are an integral part of the financial statements.

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CALIFORNIA NETWORK CAPITAL, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 343,930	$ 2,281,320
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation (Note 1)	278,202	19,983
Loss on disposal of assets	53,858	–
Changes in operating assets and liabilities:		
Commissions receivable	30,596	26,678
Securities	–	36,050
Deposits and other	12,139	(9,799)
Accounts payable and accrued liabilities	(52,182)	35,233
Income taxes payable	–	(6,000)
Net cash provided by operating activities	666,543	2,383,465
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(22,713)	(13,678)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions	(685,032)	(2,322,707)
Net increase in cash and cash equivalents	(41,202)	47,080
Cash and cash equivalents at beginning of year	98,108	51,028
Cash and cash equivalents at end of year	$ 56,906	$ 98,108

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2003	2002
Cash paid during the year for income taxes	$ –	$ 45,800
Cash paid during the year for interest	$ –	$ –

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2003, two assets valued at $1,843,750 were contributed to the Company by the stockholder.

The accompanying notes are an integral part of the financial statements.

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NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

California Network Capital, Inc., (the "Company") is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Del Mar with a branch office in Rancho Santa Fe, California. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through Speer Leeds & Kellogg, Inc. The Company is unique in that it primarily services only one client, FG Fund, LP (the "Fund"). The Company has an affiliation with FG Management, LLC ("FG"), that is registered with the Department of Corporations as a registered Investment Advisor as both are owned by one individual. FG currently acts as the General Partner of the Fund which was organized to buy and sell short publicly-traded equity securities, using leverage as a means to augment return.

Revenue Recognition

The Company earns commissions which result from the sale of limited partnership or membership interests under private offerings of the Fund and are recorded as they are earned. Commissions, which result from short sales, are recorded on a settlement date basis, as reported by the clearing firm.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents is $50,000 of restricted cash pertaining to the Company's clearing house.

Securities

Securities consist primarily of NASDAQ stocks and warrants which currently have no public market. These securities are carried at their cost basis.

Financial instruments

The Company's financial instruments consist primarily of cash, accounts receivable, and accounts payable. These financial instruments are stated at their respective carrying values, which approximate their fair values at December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property, furniture, equipment and leasehold improvements are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to thirty years, or the life of the lease if shorter. Depreciation for the years ended December 31, 2003 and 2002 was $278,202 and $19,983, respectively.

Property and equipment consists of the following at December 31, 2003 and 2002:

	2003	2002
Aircraft	$ 1,843,750	$ –
Furniture and fixtures	44,448	46,831
Leasehold improvements	18,526	52,231
Office equipment	81,757	102,131
Less: Accumulated depreciation	(355,849)	(102,964)
	$ 1,632,632	$ 98,229

The Company currently has approximately $46,000 of fully depreciated assets on its books.

Expenditures for maintenance and repairs are charged to expense as incurred. Significant renovations are capitalized and depreciated over the remaining life of the property.

The cost and related accumulated depreciation of property and equipment are removed from the accounts upon disposition. Gains and losses arising from the dispositions are reported as income or expense.

Income Taxes

The Company has elected S-Corporation status for income tax purposes. Under this election, the stockholders of the Company are taxed individually on the income of the corporation. Therefore, no provision exists for Federal income taxes. However, there exists a provision for California income taxes because the State of California assesses a 1.5% minimum Franchise tax on S-Corporation earnings.

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NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 to sustain $5,000 in minimum capital requirements and to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2003 and 2002, the Company had net capital, as defined, of $72,511 and $92,127, respectively, which is $67,511 and $87,127 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 0.10-to-1 and 0.65-to-1, respectively.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K(2)(B) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 3 - RELATED PARTY TRANSACTIONS

Revenue

The Company's revenue consists of commissions earned on trades with a fund of which the Company stockholder is owner.

Administrative Expenses

The Company and its affiliated limited liability company, FG, share office space, furniture, equipment and office personnel, including an office lease in the name of FG.

Under a mutual agreement (the "Agreement") executed by the two entities, the Company agrees to pay all rent and administrative costs which are incurred by the two entities. This Agreement is to remain in force until amended in writing and agreed to by all parties. Because the office lease is in the name of FG, no long-term commitment exists for the Company. Rental expense under the Agreement amounted to $73,321 and $112,154 for the years ended December 31, 2003 and 2002, respectively.

NOTE 4 - INCOME TAXES

As discussed in Note 1, the Company has elected to be taxed as an S-Corporation for Federal and California tax purposes. Therefore, no Federal income tax provision is provided.

The tax provision of $7,200 and $36,000 for the years ended December 31,2003 and 2002, respectively, represents an estimate of California Franchise tax at a rate of 1.5 percent. Similar to the Federal rules, the net income passes through to the stockholders so that both Federal and California taxes are primarily paid on the individual level.

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NOTE 5 - COMMITMENTS AND CONTINGENCIES

Credit risk

The Company maintains bank accounts and clearing accounts at various financial institutions primarily located in San Diego. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation and Securities Investors Protection Corporation up to $100,000. At times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues (as described in Note 3), other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

Litigation

The Company is involved in legal actions arising in the normal course of business. Management and legal counsel are currently unable to determined the outcome of this matter.

NOTE 6 - SUBSEQUENT EVENTS

During January 2004, the Company sold the two aircrafts contributed by the stockholder during the year ended December 31, 2003.

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SUPPLEMENTAL INFORMATION

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CALIFORNIA NETWORK CAPITAL, INC.
Schedule I
Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1
December 31, 2003 and 2002

	2003	2002
NET CAPITAL		
Total stockholder's equity	$ 1,743,796	$ 241,148
Less non-allowable assets:		
Property and equipment, net	1,632,632	98,229
Securities	36,050	36,050
Deposits and other	2,603	14,742
Total non-allowable assets	1,671,285	149,021
Net capital	72,511	92,127
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000	5,000
EXCESS NET CAPITAL	$ 67,511	$ 87,127
AGGREGATE INDEBTEDNESS		
Total liabilities excluding subordinated loans and liabilities secured by assets	$ 7,558	$ 59,740
Total aggregate indebtedness	$ 7,558	$ 59,740
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.10 to 1	0.65 to 1

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CALIFORNIA NETWORK CAPITAL, INC.
Schedule II
Reconciliation of the Computation of Aggregate Indebtedness
and Net Capital with that of the Respondent as
Filed in Part II of Form X-17A-5
December 31, 2003 and 2002

	2003	2002
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported by Respondent in Part II of Form X-17A-5 as of December 31 (Unaudited)	$ 7,558	$ 16,089
Audit adjustments:		
Accounts payable	–	43,651
Total as computed on Schedule I	$ 7,558	$ 59,740
NET CAPITAL		
Net capital as reported by Respondent in Part II of Form X-17A-5 as of December 31(Unaudited)	$ 72,511	$ 135,755
Audit adjustments:		
Stockholder distributions	–	(51,021)
Securities	–	36,050
Deposits and other assets	–	(9,800)
Property and equipment	(332,060)	19,983
Accrued liabilities	–	(40,000)
Other adjustments	–	1,160
Depreciation expense	278,202	–
Loss on disposal of assets	53,858	–
Total as computed on Schedule I	$ 72,511	$ 92,127

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CALIFORNIA NETWORK CAPITAL, INC.
Schedule III
Computation for Determination of Reserve
Requirements and Information Relating to
Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2003 and 2002

The Company does not effect transactions for customers, as defined in Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

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CALIFORNIA NETWORK CAPITAL, INC.
Schedule IV
Information Relating to Possession
or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2003 and 2002

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of Rule 15c3-3.

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PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors'
on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder
California Network Capital, Inc.
San Diego, California

In planning and performing our audit of the financial statements of California Network Capital, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the year ended December 31, 2003) followed by the Company that we considered relevant to the objectives stated in Rule 17a5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated February 6, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

At December 31, 2003, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended December 31, 2003.

PKF

San Diego, California
February 6, 2004

PKF
Certified Public Accountants
A Professional Corporation

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